INVEST IN **JUST A BABY**

A mobile app to find people and make babies


Find People,
Make Babies.
justababyapp
justababy_official
www.justababy.com
App Store
Google Play
Just a Baby

LEAD INVESTOR



Dr. Mike Cadogan Physician, Sir Charles Gairdner Hospital

I'm investing because I believe in the founder and the cause. Paul previously founded a software company which makes excellent profits, and he's a guy who is not afraid to shake things up, which is required for Just a Baby. I see the fertility industry growth, and the gaping hole which Just a Baby fills. I'm a physician with a passion for informatics. Founded litfl.com. SM & Technical advisor for Elsevier, BMJ, HealthEngine, Popfossa, FutureHealth

Invested $5,000 this round

justababy.com Delaware City DE

Technology · Software · Entertainment · Social Impact · Community

Highlights

1. 💫25K+ monthly users and 315K+ app downloads in over 10 countries
2. 💸$225K+ revenues over past 12 months
3. 📣Featured in NBC, NYTimes, Mamamia, Refinery29, The Courier Mail, The View
4. ⭐People LOVE us: median app rating is 5/5 stars, avg rating is 4.2/5 stars; over 1,300 ratings
5. 💪Co-founders have 15 yr working relationship, expertise in software dev. & product management
6. 📈Fertility is a $25B industry, projected to be $48B by 2030
7. 🎉The #1 mobile app designed for finding potential surrogacy, donation and co-parenting partners
8. 💰5x cheaper than sperm donor clinics - one woman got pregnant 2x using our app for only $300

Our Team

Our Team



Paul Ryan CEO and Founder

Paul is passionate about shaking things up and has the drive and the team to do so. He was CEO of a tech company for 20 years spending most of his time on product and customer needs. Principles, team culture & customer focus win the day.

With so many friends, family, and colleagues struggling to adhere to strict conformity in the way we typically have children, whether it is through their lifestyle, health risks, or fertility, I realized that something was needed to help all (approx. 200m) of these people. We have an opportunity.



Erick Haryono   Development Team Lead and Co-Founder

An experienced software developer and architect, Erick is in charge of the back-end of Just a Baby. An entrepreneur at heart, he co-founded Just a Baby as a way to bring people together around a "can-do" attitude to help realize their dreams.



Daniel Campagnoli   Senior Developer and Co-founder

For the past 20 years, Daniel has been developing primarily Java based applications for numerous projects mainly for large enterprises in the financial, defense and telco industries.



Pavel Danyi   Senior User Experience Designer

With over ten years under his belt as a User Experience Designer, Frank lives by the motto "People ignore design that ignores people." He joined the Just a Baby team to help provide opportunities through elegant user experiences without prejudice.



Joshua Lustre   Operations

With over 10 years experience managing people and business operations for global IT Service industries. Functions as Scrum Master for Just a Baby from day 1 to present. Builds a strong team of QA & developers in PH site.



Jhenise Estellore   UX Design

UX Design expert with over 3 years experience. Nise is responsible for centralizing, consolidating and facilitating the whole Just a Baby UX design system.



Karl Dabuco   Software Developer

With more than 10 years experience in building apps and websites, Karl is an experienced software developer continuing to improve Just a Baby since Day 1.



Cliff Buque   Software Developer

Cliff produces clean, efficient code based on specifications with the goal of enhancing the Just a Baby app user experience.



Jullicer Dico   Software Developer

Skilled mobile application developer with more than 10 years experience. Jules is a wizard in translating code into user-friendly applications.



Jiorjio Faustinorio   Software Developer

As a software developer, Jio has worked on continuous improvements in both the backend & front-end areas of the Just a Baby app.



Janseen Carl Abella   Software Developer

JC is adept in identifying areas for modification in the app in order to bring user experience to higher levels.



Sherry Jaca   Quality Assurance

Quality assurance specialist with more than 5 years experience in the mobile app industry. Sherry maintains excellence by ensuring that all releases are almost 100% bug-free.



Angelo Agriam   Data Science

Pure mathematics degrees at University, Angelo is the brains behind the Just a Baby deep data analytics.



Kathy Amores   Data Science

A technology professional with over four years experience in managing and analyzing data for engineering companies and mobile apps, Kathy has a talent for transforming data into valuable business insights.



Stephen Page   Advisor

Stephen is Australia's leading international fertility lawyer with over 30 years experience. Passionate about families, Stephen helps people become parents and is the founder of the LGBT Family Law

Institute Australia.



Dr. Mike Cadogan Advisor

Mike is an emergency physician with a passion for developing and disseminating free medical education resources in the online space; rugby, medical history and mobile technology.



Darren Grant Halsted Communications Director

Digital marketing and communications specialist working with Just A Baby growth and development.



Muhammad Usman

The way we're having children is changing...

50 years ago, making babies was a standard process. Meet someone, date for several years, tie the knot, wait another few years, conceive.

This method continues to work for many people, but there are issues with this model. It leaves out entire swaths of the population - single people, LGTBQ+, and people with fertility issues. It is rigid, inflexible. The mainstream is shifting, in ways that create a need for new family structures and arrangements.

In the US, the number of single-parent households is rising, first-time parents are getting older, marriage is on the decline, cohabitation is up, and same-sex marriage is legal in all 50 states.


About one-in-five children are living with a solo mom
% of children living with ...
Married parents 65%
Solo moms 21
Cohabiting parents 7
Solo dads 4
Unmarried parents 32%
One-in-four U.S. parents are unmarried
% unmarried, among all parents living with a child
7%
11
16
21
23
25
1968
1977
1987
1997
2007
2017
Pew Research Center
U.S. has world's highest rate of children living in single-parent households
114,000
same-sex couples are raising children in the U.S.

Source: Pew Research Center, UCLA Williams Institute

The way we meet people and have children is changing, creating demand for new tools & technology to help us make babies - not the "traditional way," but however way we want.

An idea is born 💥

By 2017, our founder Paul Ryan had heard one too many stories from his friends about wanting to have children but struggling to find the right partner. He had a thought: why was everyone striving for this thing - marriage - that doesn't even work half the time? Having a child, mechanically, is simple: Find people, make babies. That's when Paul decided to turn his idea into an app, and Just a Baby was born.


Find People



How it works 👶

Just a Baby is an app that allows you to meet and discuss your needs and wants with potential partners, rather than relying on a one-night stand, an anonymous donor or an old friend. It's simple to use – just download the app, set up a profile, and within a couple of clicks, you can be chatting to prospective "conception partners" locally or around the globe.

We aim to simplify a process that's normally seen as complicated and heavy, by making the first steps easy, accessible, and dare we say, fun!



The app serves many different groups - women or men looking for someone to conceive with, lesbian and gay couples looking for sperm or an egg, a singleton looking for an embryo, or a womb, or a partner. Rather than go through expensive clinics or sperm banks - which have their own hosts of issues - anyone can download an app in 30 seconds and start swiping.

When users join, they are prompted to provide their name, birthday and general location. They indicate what they bring to the table - sperm, an egg, an embryo or a womb. It's a pretty simple formula, and the end result? Potentially, a baby and a whole bunch of dirty nappies. Aka: Pure joy.





Amy & Jessi used Just a Baby to conceive Jade, above. Check out Amy & Jessi's birth story by clicking on the image!

Our fam is growing....fast

We launched in 2017 and facilitated our first successful pregnancy later that year. Since then, we've grown from 30 users per day to over 4,500 users per day across 10 countries, including the US, UK, Australia and Canada. We now currently have over 25,000 monthly active users and have generated over $225K in revenues over the past 12 months.



People go (goo-goo) gaga for us!

The Just a Baby app is available for free on the App Store and Google Play. The app has been downloaded over 300,000 times and gotten over 1,300 reviews. People LOVE us: the vast majority of reviewers give us 5 stars, with an average rating over 4.



We've been featured in NBC, Refinery 29, Harper's Bazaar, NYPost, BBC and more.



Making money, AND babies

Just a Baby uses a freemium model - use of the app is free, while the premium version costs $15.99 / month. Premium unlocks a host of features, including unlimited profile swipes, new chatting options, photo swaps and more.

Compare Just a Baby's price to the fees that sperm banks charge - generally, a vial of sperm costs $900-$1,000, with an insemination cost of $500-$4,000, on top of monthly fees to read through a donor catalog. Meanwhile, egg donor platforms charge upwards of $7,000 as an "agency fee" which includes access to their donor database.

While users likely have to pay medical costs to actually conceive, Just a Baby makes the matching part cheaper and more accessible. Don't believe us? Check out Kayla Ellis' story - Kayla spent less than $300 to get pregnant *twice* using Just a Baby.



A lesbian couple used social media to find a free sperm donor, and got pregnant twice for less than $300 total

We're disrupting the fertility market.

The global fertility services market is currently worth ~$25B and is projected to grow to $40B + by 2030, as non-traditional options begin to pop up in the marketplace.

An industry analysis from Harris Williams reports that "growing awareness of IVF and related services are creating an ever larger addressable market opportunity."

The report characterizes the fertility market as a **"highly fragmented provider landscape of local / regional clinics"** - creating an opportunity for new **"platforms of scale"** that will leverage technology and network effects to **improve efficiency.**

Navigating this fragmented market can be infuriating, as people face high costs, stigma, bureaucracy, and shortages at sperm banks and clinics - even as demand soars.

Shortages grew so severe during COVID-19 that **people have begun flocking to private Facebook groups** with tens of thousands of members to connect with donors. **"Donors are going direct to customers"** the New York Times reports.

There is a HUGE market opportunity, and we're cracking it right open.



MARKET SIZE: GLOBAL FERTILITY $48B

200M
want babies or can help

$16B $23B $31B


$16B
10M people
target market
2007
2020
2023
2030
*Forward-looking projections are not guaranteed

A mighty team

Our CEO, Paul Ryan, founded and was CEO of a tech company for the past 20 years, focusing on product management. He conceived the idea of Just a Baby in 2017 based on his own personal desire to have children in his early 40s without going the traditional route.


Melbourne Startups: Tinder for babymaking – Paul Ryan at ...
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REAL BIG THINGS
Watch on YouTube

Paul describes Just a Baby as his Ikigai, a Japanese term for "a motivating force; something that gives oneself a sense of purpose or a reason for living."


Founders
Erick Haryono
CTO / cofounder
Paul Ryan
CEO / cofounder
Daniel Campagnoli
SeniorDev / cofounder
Advisors
Stephen Page
Int. Fertility Lawyer
Dr. Mike Cadogan
Physician & med-tech entrepreneur
UX ·Legal ·Marketing ·DataScience·Dev

Our CTO and co-founder is Erick Haryono, a senior software architect with over 20 years of full-stack dev experience across a range of technologies.

We have two advisors - an international fertility lawyer and a renowned physician - and on top of that, a team of 12 employees across UX, Legal, Marketing, Data Science and Software.

Next steps - let's make more babies!

We're seeking to raise $1M in this round, which would allow us to go full steam on marketing our latest version of the app, ramping up our revenue channels, and growing our team.

New hires will be focused on adding revenue streams and driving growth, so we expect revenue to continue increasing and at a faster pace once our new initiatives start taking effect.

Our current version of the app just focuses on matching, but in the long-term, our vision is to take users through a streamlined journey of legal services,

medical services, and education around various topics.

Invest today to join us on our mission to create more loving families across the globe.

Not only because we think you might make a few bucks, but also because we're making dreams come true - one baby at a time. 👶

Downloads

Just a Baby January 2022 Pitch Deck.pdf